

August 30, 2022

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
120 Kentucky Ave., Suite 110
Lexington, KY 40502

      Re: My Racehorse CA LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 5
          Filed August 22, 2022
          File No. 024-11808

Dear Mr. Behrens:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen